EXHIBIT (99.12)

2016–17 First Quarter Finances                                                                                                                                          August 2016
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Introduction

The Ontario Quarterly Finances contains updated information about Ontario’s 2016–17 fiscal outlook, including updated information about the major components of revenue and expense as set out in the 2016 Budget.

Section A: 2016–17 Fiscal Outlook
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The government is projecting a deficit of $4.3 billion in 2016–17, unchanged from the 2016 Budget forecast.

As outlined in the 2016 Budget, the government is on track to balance the budget by 2017–18 and is projecting to remain balanced in 2018–19. The government’s path to a balanced budget is being achieved through responsible fiscal management, which involves managing growth in program spending and maintaining the integrity of Provincial revenues. At the same time, the government continues to make investments in the economy, its people, and a healthy, clean and prosperous low-carbon future.

Relatively strong economic growth recorded in Ontario over the second half of 2015 and early 2016 has helped increase private-sector forecasts for real GDP growth in 2016. The Ontario economy is benefiting from steady economic growth in the United States, low oil prices and a more competitive Canadian dollar.

However, weaker-than-expected global growth and low commodity prices have led to increased volatility in global financial and currency markets, and weakened confidence in the overall Canadian economy. Uncertainty in the global economy has increased, reflecting the United Kingdom’s recent vote to leave the European Union. As a result, global growth expectations will likely be revised lower over the near term, which would adversely affect Ontario’s economic outlook. However, Ontario’s diversified economy means the Province is well positioned to respond to changing global economic conditions.

Given the high degree of uncertainty regarding the economic growth outlook and forthcoming revenue information, the government is maintaining the 2016 Budget revenue forecast.

2016–17 In-Year Fiscal Performance
($ Millions)		2016–17
	Budget Plan	Current Outlook	In-Year Change
Revenue	130,589	130,590	1
Expense
Programs	122,139	122,140	1
Interest on Debt	11,756	11,756	–
Total Expense	133,895	133,896	1
Surplus/(Deficit) Before Reserve	(3,306)	(3,306)	–
Reserve	1,000	1,000	–
Surplus/(Deficit)	(4,306)	(4,306)	–
Note: Numbers may not add due to rounding.

Total revenue is projected to be $130.6 billion, essentially unchanged from the 2016 Budget plan.

The outlook for Provincial program expense, at $122.1 billion, is unchanged from the 2016 Budget plan — reflecting the government’s commitment to manage growth in spending.

The Province’s interest on debt expense forecast, at $11.8 billion, is unchanged from the 2016 Budget forecast.

The 2016–17 outlook also maintains a $1.0 billion reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance or the impact of natural disasters.

As outlined in the 2016 Budget, Ontario’s net debt-to-GDP ratio is expected to peak at 39.6 per cent in 2015–16, remain level in 2016–17 and begin to decline in 2017–18.

Further details on the Province’s fiscal plan, including final results for 2015–16, will be provided in future fiscal updates.

Section B: Details of In-Year Changes

Revenue

The 2016–17 revenue outlook, at $130.6 billion, remains essentially unchanged from the 2016 Budget forecast. Since the 2016 Budget, there is one change to the revenue outlook for 2016–17:

♦	An increase of $0.9 million in federal revenue through the National Disaster Mitigation Program, to offset the expense increase to support flood mitigation measures across Ontario.
Risks to the 2016–17 revenue outlook are anticipated to be positive, reflecting a moderate improvement in 2016 economic growth. However, economic and revenue information still to be received over the coming months could significantly affect the revenue outlook. This includes personal and corporate income tax assessments for past years, Harmonized Sales Tax entitlements, Ontario-administered tax receipts in 2016–17 and ongoing economic developments. The government will continue to monitor economic and revenue developments and will provide further details in future fiscal updates.

Expense

The 2016–17 total expense outlook, at $133.9 billion, is on track with the projection in the 2016 Budget. The government continues to manage spending within the fiscal plan. Since the 2016 Budget, the following expense changes have occurred and have been accommodated within the fiscal plan.

Key changes to expense projections with offsets from the contingency funds include:

♦	An increase of $91.3 million for more supports for children and youth with autism, including an accelerated implementation of the new Ontario Autism Program.
♦	An increase of $40.4 million to address urgent health care needs and improve access to care for First Nations peoples primarily focused in the North.
♦
An increase of $3.1 million to support the Ontario Cattle Feeders’ Association’s three-year strategic marketing initiative to promote Ontario Corn-Fed Beef to help increase its domestic market share, and grow global exports.

♦	An increase of $2.9 million to enable the Anti-Racism Directorate to deliver on its core mandate and priorities.
♦	An increase of $2.7 million to build on the government’s commitment to support vulnerable families by fully exempting child support payments as income received by social assistance clients.
♦	An increase of $1.8 million to support Ontario’s Indigenous communities, including funding to the Ontario Native Women’s Association.
♦
An increase of $1.0 million to support disaster relief efforts for both the Fort McMurray, Alberta wildfires and the Ecuador earthquake. The government also provided emergency management personnel to support local firefighting efforts in Fort McMurray.

♦	An operating increase of $0.4 million and the transfer of land associated with the Chapleau Cree First Nation Treaty Land Entitlement Claim Settlement Agreement.
Other key changes to expense projections include:

♦
A transfer of $116.4 million in capital funding from the Ministry of Economic Development, Employment and Infrastructure to the Ministry of Agriculture, Food, and Rural Affairs for the delivery of municipal infrastructure projects under the 2014 Building Canada Fund.

♦
A transfer totaling $26.8 million from the Ministry of Citizenship, Immigration and International Trade to the Ministry of Tourism, Culture and Sport, the Ministry of Children and Youth Services, and Treasury Board Secretariat to revitalize communities and celebrate Ontario’s 150th birthday.

♦	An increase of $0.9 million, fully offset by increased federal revenue through the National Disaster Mitigation Program, to support flood mitigation measures across Ontario.
The outlook for interest on debt expense is unchanged from the 2016 Budget plan. The projected cost of borrowing is consistent with the 2016 Budget, as interest rates remain in line with the Budget forecast.

Asset Optimization

The Province is making progress on its asset optimization strategy.

Since the release of the 2016 Budget, the government completed a secondary offering of 14 per cent of Hydro One common shares in April 2016 and closed the sale of the LCBO head office lands in June 2016.

The government remains on track to generate $5.7 billion in net revenue gains over time from its asset optimization initiative. All net revenue gains from the sale of qualifying assets will be dedicated to the Trillium Trust to help fund investments in transit, transportation and other priority infrastructure under Moving Ontario Forward.

This asset optimization target will help support the single largest infrastructure investment program in the province’s history.

Fiscal Prudence

The 2016 Budget included a $1.0 billion reserve in 2016–17 to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance or the impact of natural disasters. The current fiscal outlook maintains the full reserve.

The current outlook also maintains contingency funds to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise adversely affect Ontario’s fiscal performance.

Section C: Ontario’s Economic Outlook

As of July 5, 2016, private-sector forecasters, on average, project Ontario real GDP to increase by 2.6 per cent in 2016, up from the 2.3 per cent increase expected at the time of the 2016 Budget. Growth in 2017 is unchanged at 2.5 per cent.

Ontario Real GDP Growth

Per Cent Change
4.0
3.0
2.0
1.0
0.0
2016
2017
2.2
2.3
2.6
2.4
2.5
2.5
Budget 2016
Feb 2016
Jul 2016
Budget 2016
Feb 2016
Jul 2016
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March and July).

Expectations for global economic growth in 2016 have been lowered since the 2016 Budget. The International Monetary Fund lowered their 2016 global growth forecast from 3.4 per cent at the time of the Budget to 3.1 per cent in July due to weakness in advanced and emerging economies, and the potential impact of United Kingdom’s recent vote to leave the European Union. The average forecast for 2016 real GDP growth in the United States, Ontario’s largest trading partner, has declined from 2.1 per cent at the time of the 2016 Budget to 1.9 per cent in July.

Section D: Economic Performance

The Ontario economy continues to grow in a challenging global environment, with real GDP rising by a solid 0.8 per cent (3.0 per cent at annual rates) in the first quarter of 2016. This follows a similar increase in the fourth quarter of 2015. Ontario posted higher real GDP growth in the first quarter than Canada, the U.S. and all other G7 countries.

The strength in Ontario’s economy has supported steady employment gains. Ontario’s employment increased by 85,100 jobs over the first six months of 2016, compared to the same period in 2015. As of June 2016, employment increased by 625,100 net jobs, or 9.8 per cent, above the recessionary low of June 2009, and the unemployment rate declined to 6.4 per cent, below the national average and the lowest rate since September 2008.

Major economic indicators of business-sector activity have advanced strongly during the first half of 2016. On a year-to-date basis, Ontario’s international merchandise exports increased 12.6 per cent, compared to the first five months of 2015. During the same period, manufacturing sales advanced 7.6 per cent, led by the auto sector. Similarly, consumers have recorded strong year-to-date gains in retail sales, home resale activity and housing starts.

(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2016			Quarterly		Annual
	April	May	June	2016Q1	2016Q2	2015
Gross Domestic Product
Real GDP	N/A	N/A	N/A	0.8	N/A	2.6
Nominal GDP	N/A	N/A	N/A	0.7	N/A	3.5
Labour Market
Labour Force (Change in 000s)	13.7	-10.1	-20.1	36.8	7.5	7.5
Employment (Change in 000s)	-3.3	21.6	-4.2	36.1	15.2	45.3
Unemployment Rate (%)	7.0	6.6	6.4	6.8	6.7	6.8
Household Sector
Retail Sales	0.4	N/A	N/A	1.5	N/A	4.2
Housing Starts	-25.9	5.6	25.8	6.5	-4.7	18.6
MLS Home Resales	2.8	-0.1	0.2	2.3	4.5	9.6
Manufacturing Sales
Transportation Equipment	0.6	-3.6	N/A	7.1	N/A	8.6
Consumer Price Index[1]	2.1	1.9	N/A	1.7	N/A	1.2

[1] Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

Section E: Details of Ontario’s Finances

Revenue
($ Millions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	32,167	32,167	–
Sales Tax[1]	23,976	23,976	–
Corporations Tax	12,050	12,050	–
Education Property Tax[2]	5,834	5,834	–
Employer Health Tax	6,007	6,007	–
Ontario Health Premium	3,604	3,604	–
Gasoline Tax	2,522	2,522	–
Land Transfer Tax	2,051	2,051	–
Tobacco Tax	1,221	1,221	–
Fuel Tax	790	790	–
Beer and Wine Tax	611	611	–
Electricity Payments-In-Lieu of Taxes	515	515	–
Other Taxes	471	471	–
	91,819	91,819	–
Government of Canada
Canada Health Transfer	13,858	13,858	–
Canada Social Transfer	5,128	5,128	–
Equalization	2,304	2,304	–
Infrastructure Programs	1,017	1,017	–
Labour Market Programs	989	989	–
Social Housing	434	434	–
Other Federal Payments	914	915	1
	24,644	24,645	1
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,953	1,953	–
Liquor Control Board of Ontario	2,025	2,025	–
Ontario Power Generation Inc./Hydro One Ltd./ Brampton Distribution Holdco Inc.	1,049	1,049	–
	5,027	5,027	–
Other Non-Tax Revenue
Reimbursements	983	983	–
Vehicle and Driver Registration Fees	1,751	1,751	–
Electricity Debt Retirement Charge	625	625	–
Power Supply Contract Recoveries	643	643	–
Sales and Rentals	2,421	2,421	–
Cap-and-Trade Proceeds	478	478	–
Other Fees and Licences	987	987	–
Net Reduction of Power Purchase Contract Liability	129	129	–
Royalties	287	287	–
Miscellaneous Other Non-Tax Revenue	795	795	–
	9,099	9,099	–
Total Revenue	130,589	130,590	1
[1] Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2] Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
Note: Numbers may not add due to rounding.

Total Expense
($ Millions)	2016–17
Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs[1]	77.0	78.8	1.8
Agriculture, Food and Rural Affairs[1]	915.9	919.0	3.1
Attorney General	1,867.8	1,867.8	–
Board of Internal Economy	219.9	219.9	–
Children and Youth Services	4,346.1	4,448.1	102.0
Citizenship, Immigration and International Trade	220.8	194.0	(26.8)
Community and Social Services	11,467.5	11,470.2	2.7
Community Safety and Correctional Services	2,649.5	2,649.5	–
Economic Development, Employment and Infrastructure / Research and Innovation[1]	1,177.0	1,177.0	–
Education[1]	25,635.8	25,635.8	–
Energy[1]	322.1	322.1	–
Environment and Climate Change	531.4	531.4	–
Executive Offices	44.0	47.9	3.9
Finance[1]	963.1	963.1	–
Francophone Affairs, Office of	5.7	5.7	–
Government and Consumer Services	607.6	607.6	–
Health and Long-Term Care	51,785.2	51,815.6	30.4
Labour	309.5	309.5	–
Municipal Affairs and Housing[1]	900.0	900.0	–
Natural Resources and Forestry[1]	750.6	750.6	–
Northern Development and Mines	790.7	790.7	–
Tourism, Culture and Sport[1]	1,250.8	1,273.5	22.7
Training, Colleges and Universities	7,876.8	7,876.8	–
Transportation	3,850.9	3,850.9	–
Treasury Board Secretariat[1]	316.9	320.3	3.4
Interest on Debt[2]	11,756.0	11,756.0	–
Other Expense[1]	4,056.8	3,914.5	(142.3)
Year-End Savings[3]	(800.0)	(800.0)	–
Total Expense	133,895.4	133,896.3	0.9
[1] Details on other ministry expense can be found in the Details of Other Expense table.
[2] Interest on debt is net of interest capitalized during construction of tangible capital assets of $183 million in 2016–17.
3 As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management, and changes in project startups and implementation plans.
Notes: Numbers may not add due to rounding.
The impact of recently announced ministry restructuring will be reflected in future updates.

Details of Other Expense
($ Millions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs
One-Time Investments including Settlements	–	0.4	0.4
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	–	116.4	116.4
Economic Development, Employment and Infrastructure / Research and Innovation
Federal-Provincial Infrastructure Programs	618.7	502.2	(116.4)
Education
Teachers’ Pension Plan[1]	(452.0)	(452.0)	–
Energy
Strategic Asset Management and Transformation Related to Hydro One	70.9	70.9	–
Finance
Ontario Municipal Partnership Fund	505.0	505.0	–
Power Supply Contract Costs	643.1	643.1	–
Municipal Affairs and Housing
Time-Limited Investments in Municipal, Social and Affordable Housing	160.3	160.3	–
Other Time-Limited Investments	–	0.9	0.9
Natural Resources and Forestry
Emergency Forest Firefighting	69.8	69.8	–
Tourism, Culture and Sport
Time-Limited Investments to Support 2015 Pan/Parapan American Games	88.6	88.6	–
Treasury Board Secretariat
Capital Contingency Fund	100.0	100.0	–
Operating Contingency Fund	1,100.0	956.4	(143.6)
Employee and Pensioner Benefits	1,152.5	1,152.5	–
Total Other Expense	4,056.8	3,914.5	(142.3)
[1] Numbers reflect Public Sector Accounting Board pension expense. Ontario’s matching contributions to the plan is $1,664 million in 2016–17.
Notes: Numbers may not add due to rounding.
The impact of recently announced ministry restructuring will be reflected in future updates.

2016–17 Infrastructure Expenditures
($ Millions)	2016–17 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures[3]
Transportation
Transit	4,701	688	5,389
Provincial Highways	2,108	43	2,150
Other Transportation, Property and Planning	603	166	768
Health
Hospitals	2,621	263	2,884
Other Health	60	248	308
Education	1,834	171	2,005
Postsecondary
Colleges and Other	608	4	613
Universities	–	187	187
Social	8	304	311
Justice	58	197	255
Other Sectors[4]	436	934	1,370
Total	13,038	3,202	16,240
[1] Includes $183 million in interest capitalized during construction.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes third party investments in hospitals, colleges and schools; and provisional federal contributions to provincial infrastructure investments.
[4] Includes government administration, natural resources, culture and tourism sectors.
Note: Numbers may not add due to rounding.

Review of Selected Financial and Economic Statistics
($ Millions)	2012–13	2013–14	2014–15	Interim 2015–16	Current Outlook 2016–17
Revenue	113,369	115,911	118,546	126,547	130,590
Expense
Programs	112,248	115,792	118,225	120,883	122,140
Interest on Debt[1]	10,341	10,572	10,635	11,200	11,756
Total Expense	122,589	126,364	128,860	132,083	133,896
Surplus/(Deficit) Before Reserve	(9,220)	(10,453)	(10,314)	(5,536)	(3,306)
Reserve	–	–	–	150	1,000
Surplus/(Deficit)	(9,220)	(10,453)	(10,314)	(5,686)	(4,306)
Net Debt	252,088	267,190	284,576	296,109	308,315
Accumulated Deficit	167,132	176,634	187,511	193,447	197,753
Gross Domestic Product (GDP) at Market Prices	680,084	693,210	721,970	747,101	779,407
Primary Household Income	459,111	473,905	490,412	508,714	531,151
Population – July (000s)	13,410	13,551	13,678	13,792	13,960
Net Debt per Capita (dollars)	18,798	19,717	20,806	21,470	22,086
Household Income per Capita (dollars)	34,236	34,972	35,855	36,885	38,048
Interest on Debt as a Per Cent of Revenue	9.1	9.1	9.0	8.9	9.0
Net Debt as a Per Cent of GDP	37.1	38.5	39.4	39.6	39.6
Accumulated Deficit as a Per Cent of GDP	24.6	25.5	26.0	25.9	25.4
[1] Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $131 million in 2015–16, and $183 million in 2016–17.
Sources: Ontario Ministry of Finance and Statistics Canada.

Section F: Ontario’s 2016–17 Financing Program

Province and Ontario Electricity Financial Corporation
($ Billions)	2016–17
	Budget Plan	Current Outlook	In-Year Change
Deficit/(Surplus)	4.3	4.3	–
Investment in Capital Assets	11.2	11.2	–
Non-Cash Adjustments	(5.8)	(5.8)	–
Other Net Loans/Investments	(0.9)	(1.1)	(0.2)
Debt Maturities	21.5	21.2	(0.2)
Debt Redemptions	0.1	0.1	–
Total Funding Requirement	30.3	29.8	(0.4)
Canada Pension Plan Borrowing	(0.1)	(0.1)	–
Decrease/(Increase) in Short-Term Borrowing	(1.0)	(1.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	(2.7)	(2.3)	0.4
Preborrowing from 2015–16	–	(2.0)	(2.0)
Total Long-Term Public Borrowing Requirement	26.4	24.4	(2.0)
Note: Numbers may not add due to rounding.

Borrowing Program Status (as at June 30, 2016)
($ Billions)	Completed	Remaining	Total
Province	8.1	16.3	24.4
Ontario Electricity Financial Corporation	0.0	0.0	0.0
Total	8.1	16.3	24.4
Note: Numbers may not add due to rounding.

Long-Term Public Borrowing completed as at June 30, 2016 totalled $8.1 billion, as follows:

($ Billions)
Domestic Issues	4.5
Global/US Dollar/Other Issues	3.6
8.1

As of June 30, 2016, approximately 55 per cent of this year’s borrowing was completed in Canadian dollars. The Province may revise its Canadian dollar borrowing target of 75 per cent published in the 2016 Budget if international demand for Ontario bonds outpaces domestic demand.

Ministry of Finance                                                                      www.fin.gov.on.ca
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